As filed with the Securities and Exchange Commission on September 5, 2003

Registration No: 333 –

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Community Bancorp Inc.

(Exact name of registrant as specified in its charter)

Delaware	6711	33-0859334
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

900 Canterbury Place Suite 300

Escondido, California 92025

(760) 432-1100

(Address including zip code, and telephone number, including area code, of registrant’s principal executive office)

John F. Stuart

Reitner & Stuart

1319 Marsh Street

San Luis Obispo, California 93401

(805) 545-8590

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to public:

As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

Calculation of Registration Fee

Title of each class of securities to be registration	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, $0.625 par value	725,000 shares	$18.03	$13,071,750	$1,058

(1)	This amount represents shares to be offered by the selling shareholders from time to time after the effective date of this registration statement at prevailing market prices at time of sale. Pursuant to Rule 416, this registration statement also covers such indeterminable additional shares as may become issuable as a result of any future stock splits, stock dividends or similar transactions.
(2)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457 based upon the average of the high and low prices of the common stock as reported on the Nasdaq National Market System on September 3, 2003.

Community Bancorp Inc. hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Community Bancorp Inc. shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 2003

PROSPECTUS

725,000 Shares

COMMUNITY BANCORP INC.

Common Stock

Shares of common stock of Community Bancorp Inc. are being offered by this prospectus. The shares may be sold from time to time by the shareholders identified on page      of this prospectus (the “shareholders”). We have agreed with these shareholders to register the shares at this time in order to facilitate their resale in the future. If any of the shares are sold by the shareholders, we will not receive any of the proceeds.

Our common stock is quoted on the Nasdaq National Market under the symbol “CMBC.” The last sale price for the common stock on                         , 2003, as reported on the Nasdaq National Market System, was $             per share.

See “Risk Factors,” beginning on page 1, to read about certain factors you should consider before buying shares of the common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

The information in this prospectus is not complete and may be changed. The shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is                     , 2003.

ABOUT THIS PROSPECTUS

In this prospectus, “Community,” “us,” “we” and “our” refer to Community Bancorp Inc. and its consolidated subsidiaries unless otherwise stated or the context otherwise requires. The terms “Community Bancorp” refers to only Community Bancorp Inc. and the term “Bank” refers to our banking subsidiary “Community National Bank.”

You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

The shares offered by this prospectus have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and sale of the shares.

You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information” on page 14 of this prospectus.

i

RISK FACTORS

In addition to the other information contained in this prospectus, you should consider carefully the following risks before purchasing our common stock. If any of these risks occurs, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

We are highly dependent on real estate and a downturn in the real estate market could hurt our business.

A significant portion of our loan portfolio is dependent on real estate. At June 30, 2003, real estate served as the principal source of collateral with respect to approximately 86 percent of the Bank’s loan portfolio. A decline in current economic conditions or rising interest rates could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of real estate owned by us, as well as our financial condition and results of operations in general and the market value of our common stock. Acts of nature, including earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

Failure to successfully execute our strategy could adversely affect our performance.

Our financial performance and profitability depends on our ability to execute our corporate growth strategy. Continued growth, however, may present operating and other problems that could adversely affect our business, financial condition and results of operations. Accordingly, there can be no assurance that we will be able to execute our growth strategy or maintain the level of profitability that we have recently experienced.

Our business is subject to interest rate risk and changes in interest rates may adversely affect our performance and financial condition.

Our earnings are impacted by changing interest rates. Changes in interest rates impact the demand for new loans, the credit profile of our borrowers, the rates received on loans and securities and rates paid on deposits and borrowings. The difference between the rates received on loans and securities and the rates paid on deposits and borrowings is known as interest rate spread. Given our current volume and mix of interest-bearing liabilities and interest-earning assets, we would expect our interest rate spread to increase if interest rates rise and, conversely, to decline if interest rates fall. Although we believe our current level of interest rate sensitivity is reasonable, significant fluctuations in interest rates may have an adverse effect on our business, financial condition and results of operations. Additionally, changes in interest rates will impact the gains we realize on the sale of SBA loans.

Our earnings are highly dependent on our continued ability to originate, sell and service SBA loans.

Our earnings are highly dependent on our ability to generate new SBA loans. Increases in interest rates and other economic conditions could result in decreased SBA loan demand as well as lower gain on sale.

Legislative and regulatory developments related to SBA lending may adversely affect our revenue.

SBA lending is a federal government created and administered program. As such, legislative and regulatory developments can affect the availability and funding of the program. This dependence on legislative funding and regulatory restrictions from time to time causes limitations and uncertainties with regard to the continued funding of SBA loans, with a resulting potential adverse financial impact on our business.

Economic conditions in Southern California area could adversely affect our operations.

Our retail and commercial banking operations are concentrated primarily in northern San Diego and southern Riverside Counties. As a result of this geographic concentration, our results of operations depend largely upon economic conditions in this area. A deterioration in economic conditions in our market area could have a material adverse impact on the quality of our loan portfolio and the demand for our retail and commercial banking products and services, which in turn may have a material adverse effect on our results of operations.

We are subject to government regulation that could limit or restrict our activities, which in turn could adversely impact our operations.

The financial services industry is regulated extensively. Federal and State regulation is designed primarily to protect the deposit insurance funds and consumers, and not to benefit our shareholders. These regulations can sometimes impose significant limitations on our operations. In addition, these regulations are constantly evolving and may change significantly over time.

New laws and regulations or changes in existing laws and regulations or repeal of existing laws and regulations may adversely impact our business. The impact on us and our financial performance of the recently enacted Sarbanes-Oxley Act of 2002 and various rule makings by the Securities and Exchange Commission and Nasdaq cannot presently be determined.

Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects economic conditions for us.

We face strong competition from financial service companies and other companies that offer banking services that could hurt our business.

The financial services business in our market areas is highly competitive. It is becoming increasingly competitive due to changes in regulation, technological advances, and the accelerating pace of consolidation among financial services providers. We face competition both in attracting deposits and in making loans. We compete for loans principally through the interest rates and loan fees we charge and the efficiency and quality of services we provide. Increasing levels of competition in the banking and financial services businesses may reduce our market share or cause the prices we charge for our services to fall. Our results may differ in future periods depending upon the nature or level of competition.

If a significant number of borrowers, guarantors and related parties fail to perform as required by the terms of their loans, we will sustain losses.

A significant source of risk arises from the possibility that losses will be sustained if a significant number of our borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. This risk increases when the economy is weak. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third persons for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Our internal operations are subject to a number of risks.

We are subject to certain operations risks, including, but not limited to, data processing system failures and errors, customer or employee fraud and catastrophic failures resulting from terrorist acts or natural disasters. We maintain a system of internal controls to mitigate against such occurrences and maintain insurance coverage for such risks that are insurable, but should such an event occur that is not prevented or detected by our internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on our business, financial condition or results of operations.

Community Bancorp depends on cash dividends from the Bank to meet its cash obligations.

As a holding company, dividends from the Bank provide a substantial portion of Community Bancorp’s cash flow used to service the interest payments on our Trust Preferred Securities and other obligations. Various statutory provisions restrict the amount of dividends the Bank can pay to us without regulatory approval.

Only a limited market exists for our common stock that could lead to price volatility and losses for investors purchasing in this offering.

Our common stock is designated for quotation on the Nasdaq National Market but our trading volume is modest. We cannot assure you that an active trading market for our common stock will develop. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading of our common stock. In addition, even if a more active market in our common stock develops, we cannot assure you that such a market will continue or that you will be able to sell your shares at or above the price paid in this offering.

We have provisions in our certificate of incorporation and bylaws that might deter a possible acquirer from pursuing an acquisition with us.

For a description of these anti-takeover provisions, see “Description of Capital Stock.” These anti-takeover provisions may make us a less attractive target for a takeover bid or merger, potentially depriving shareholders of an opportunity to sell their shares of common stock at a premium over prevailing market prices as a result of a takeover bid or merger.

ABOUT COMMUNITY

Community Bancorp

We are a Southern California-based bank holding company for Community National Bank. We provide traditional commercial banking services to small and medium-sized businesses and individuals in the communities along the I-15 corridor in northern San Diego County and southern Riverside County. San Diego and Riverside Counties, according to U.S. census data, were among the top ten fastest growing counties in the United States measured by numerical population growth from April 2000 to July 2002.

At June 30, 2003, we had total assets of $439 million, total deposits of $373 million and shareholders’ equity of $23.5 million. We have five full service branches serving the communities of Escondido, Vista,

Fallbrook, Bonsall and Temecula and an additional five SBA loan production offices in California that originate loans in California, Arizona, Nevada and Oregon. According to June 30, 2002 FDIC data, our five branches have an 8.4% combined deposit market share within the five cities we serve, which would rank us first among community banks and fourth among all banks and thrifts.

Community National Bank

The Bank commenced operations in September 1985 as a national banking association. As a national banking association, the Bank is subject to primary supervision, examination and regulation by the Comptroller of the Currency. The Bank’s deposits are insured by the Federal Deposit Insurance Corporation up to the applicable limits thereof, and like all national banks, the Bank is a member of the Federal Reserve System.

The Bank is comprised of two divisions, Banking and SBA. The Banking Division serves its customers out of the branch offices and is focused on more “traditional” aspects of commercial banking, including building long term relationships and servicing the entire banking relationship. The SBA Division focuses on the origination and servicing of SBA loans that we may retain in the Bank’s loan portfolio or sell to third party investors.

General Business Strategy

Our strategy is to be a high performing bank holding company serving the needs of small to medium-sized businesses and individuals in our targeted communities.

Our operating goals are to:

•	enhance profitability and expand our franchise;

•	maintain high credit quality;

•	increase core deposits and lower our cost of funds; and

•	efficiently manage capital.

Enhance profitability and expand our franchise.    We have improved earnings by expanding net interest income, growing non-interest income and controlling expenses. This has resulted in record earnings for 2002 of $3.0 million and $2.5 million for the first six months of 2003. Our ROAE was 16.00% and 22.60% for the same periods. Our efficiency ratio has also improved to 70.25% for 2002 and to 63.26% for the first six months of 2003.

Maintain high credit quality.    Oversight of our lending portfolio has been performed by individuals with extensive experience in commercial lending, and who have been with us for a significant period of time. Donald W. Murray, Executive Vice President, Chief Credit Officer has 20 years experience in commercial and SBA lending and has been with us since 1994. Gary M. Youmans, Executive Vice President, was hired in 1991 to develop our SBA lending operation. Mr. Youmans has over 33 years of experience in banking and SBA lending. In addition, our other non-SBA commercial lending officers have an average tenure with us of 5 years, and have experience in excess of 15 years on average in commercial lending. Our consistent lending quality and underwriting expertise is the result of experienced lenders and sound underwriting practices.

Over the last five years the percentage of our net loan charge-offs to average loans outstanding was 0.13% with the percentages being 0.19% for 2002 and 0.07% for the first six months of 2003. Non-accrual loans, net of government guarantees, to total loans have averaged 0.42% of total loans for the last five years and were 0.20% at June 30, 2003.

Increase core deposits and lower our cost of funds.    In 2000, Michael Patterson, Senior Vice President and Chief Administrative Officer, was hired to oversee retail banking. Mr. Patterson, with 27 years experience as a regional retail banking manager for major banks and thrifts, brought new focus to both core deposit and fee generation on the deposit side. In addition, Mr. Patterson expanded the branch operation by adding two new branches in 2001, with an additional branch planned for 2004. As a result, transaction accounts (checking, savings and money market accounts) increased 26% for the second quarter over last year’s second quarter to $166.5 million as of June 30, 2003. Non-interest bearing deposits increased by 50% at the end of the second quarter of 2003 over June 30, 2002 levels.

With the continued expansion of the retail banking operations, wholesale deposits as a percentage of total deposits have been declining. Wholesale deposits decreased from $81.7 million as of December 31, 2001 to $63.7 million as of December 31, 2002 and to $50.3 million as of June 30, 2003. We reduced the costs of deposits by 72 basis points between June 30, 2002 and June 30, 2003. This has contributed to the improved net interest margin.

Efficiently manage capital.    We have efficiently managed capital at the holding company while maintaining a “well-capitalized” status on all regulatory capital ratios at the Bank level. We maintain our capital at appropriate levels to fund foreseeable growth. Our capital base at the holding company is made up of borrowed funds, Trust Preferred Securities and Common Stock. Our goal is to continue to maximize ROAE and minimize our overall cost of capital by maintaining an efficient capital structure.

Consistent with our operating goals, we are focused on the following:

Expanding the Bank Franchise

We believe that the consolidation in banking, particularly in the San Diego County market, has created an opportunity at the community banking level in the communities that we serve. Many bank customers feel displaced by large out-of-market acquirors and are attracted to local institutions that have local decision making capability, more responsive customer service, and more familiarity with the needs in their markets. Utilizing our size and experience, we intend to continue expanding our franchise along the high growth areas of the I-15 corridor north of San Diego and into the Inland Empire.

We continue to develop and introduce new services for our customers that keep us competitive with larger bank competitors, while maintaining the feel of a community based bank focused on customer needs. Attracting and maintaining business relationships is a major focus of the Bank.

Managing the SBA Franchise

One of our core strengths is our ability to generate loans, and, in particular, SBA loans. We originated SBA loans of $47.2 million for 2000, $54.5 million for 2001, $85.1 million for 2002 and $45.1 million for the first six months of 2003. SBA loans have provided a recurring revenue stream from three sources:

•	interest earned on retained loans,

•	gain on sale of loans sold, and

•	servicing of loans sold to others.

In order to provide greater stability to our earnings and provide meaningful guidance to investors, we have publicly announced that our goal will be to sell sufficient SBA loans on a quarter-by-quarter basis to generate between $1 million and $1.5 million in gain on sale of loans each quarter. SBA loans not sold in the secondary market will be retained to enhance interest income.

Market Area

Our primary market area is northern San Diego County consisting of the communities of Bonsall/Fallbrook, Escondido and Vista, and southern Riverside County in the communities of Temecula and Murrieta.

Our next full service branch is scheduled to open in early 2004 in Murrieta, one of the fastest growing communities in California located on the I-15 north of Temecula, where we have a branch office with $61 million in deposits at June 30, 2003.

Divisions of the Bank

In order to better present and monitor our performance, we have separated the Bank into two distinct divisions, Banking and SBA. The separation of income and expenses, as well as assets and liabilities allows us and investors to better understand our performance.

Banking Division

Performance in the Banking Division is measured in terms of profitability, asset growth, asset quality, deposit growth, market share and other standards. For the year ended December 31, 2002, the Banking Division had a pre-tax profit of $1.2 million, with net interest income of $12.6 million, other operating income of $1.5 million, and other operating expenses of $11.9 million. For the six months ended June 30, 2003, the Banking Division had a pre-tax profit of $2.2 million, with net interest income of $7.9 million, other operating income of $0.8 million, and operating expenses of $6.0 million. Total assets of the Banking Division were $321.8 million at December 31, 2002 and $341.0 million at June 30, 2003.

The following table shows the total assets and results of operations for the Banking Division as of and for the five years indicated as well as of and for the six months ended June 30, 2003.

	6 Mo 2003	2002	2001	2000	1999	1998
	(dollars in thousands)
Interest income	$9,877	$18,298	$17,183	$15,413	$9,174	$6,042
Interest expense	2,000	5,699	8,285	5,724	2,268	1,893

Net interest income before provision for loan losses	7,877	12,599	8,898	9,689	6,906	4,149
Provision for loan losses	503	962	1,099	917	385	538
Other operating income	806	1,529	1,552	1,151	2,353	2,214
Other operating expense	5,976	11,934	8,863	8,064	8,826	6,574

Income (loss) before income taxes	2,204	1,232	488	1,859	48	(749)
Income taxes	844	508	202	737	6	(309)

Net income (loss)	$1,360	$724	$286	$1,122	$42	$(440)

Assets employed at year end	$340,590	$321,772	$270,202	$203,543	$140,796	$95,036

SBA Division

SBA Division performance is measured in terms of profitability, asset quality, asset size, loan production and servicing revenue. SBA loans have provided a recurring revenue stream from three sources—interest earned on retained loans, gain on sale of loans sold and servicing of loans sold to others. For the year ended December 31, 2002, the SBA Division had a pre-tax profit of $3.9 million, with net interest income of $3.5 million, other operating income of $5.0 million, and other operating expenses of $4.0 million. For the six months ended June 30, 2003, the SBA Division had a pre-tax profit of $1.9 million, with net interest income of $1.8 million, other operating income of $2.8 million, and operating expenses of $2.4 million. Total assets of the SBA Division were $93.9 million at December 31, 2002 and $98.2 million at June 30, 2003.

The following chart illustrates the earnings, asset and loan origination growth of the SBA Division for each of the five years ended December 31, 2002 and for the first six months of 2003.

	6 Mo 2003	2002	2001	2000	1999	1998
	(dollars in thousands)
Interest income	$3,174	$6,517	$8,022	$5,763	$3,651	$4,911
Interest expense	1,406	2,996	4,196	4,082	2,013	1,847

Net interest income before provision for loan losses	1,768	3,521	3,826	1,681	1,638	3,064
Provision for loan losses	218	599	371	48	—	—
Other operating income	2,760	4,972	1,394	1,027	3,223	1,663
Other operating expense	2,381	3,987	3,452	2,866	2,458	1,836

Income (loss) before income taxes	1,929	3,907	1,397	(206)	2,403	2,891
Income taxes	802	1,625	581	(85)	894	1,194

Net income (loss)	$1,127	$2,282	$816	$(121)	$1,509	$1,697

Assets employed at year end	$98,214	$93,926	$100,021	$76,915	$34,977	$41,187

Loans originated	$45,100	$85,096	$54,487	$47,232	$38,452	$36,999
Loans sold	$31,900	$64,773	$28,520	$4,542	$37,562	$25,308
SBA loans serviced	$125,738	$117,220	$69,602	$77,580	$92,210	$80,160

Competition

The banking and financial services business in California generally, and in our primary market area specifically, is highly competitive. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers.

We compete for loans, deposits and customers for financial services with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other non-bank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than we do. In order to compete with the other financial services providers, we principally rely upon local promotional activities, personal relationships established by officers, directors and employees with our customers, and specialized services tailored to meet our customers’ needs.

USE OF PROCEEDS

If a shareholder decides to sell all or a portion of its shares, it will receive all of the net proceeds from the sale. None of the proceeds will be available for our use or benefit.

THE SHAREHOLDERS

The shareholders acquired the shares in a private placement of our common stock on August 7, 2003 (the “private placement”). In the private placement, we issued 725,000 shares of our common stock at a prices of $15.00 per share to accredited investors. We received net proceeds (after placement agent fees and expenses of the private placement) of approximately $10.054 million which were used for general corporate purposes including a repayment of $1.8 million in debt. Pursuant to written agreements with the shareholders, we granted registration rights covering the resale of common stock purchased in the private placement. We are registering the shares on a Registration Statement on Form S-3, of which this prospectus forms a part. The shares are being registered to permit public secondary trading of the shares, and the shareholders may in their discretion offer the shares for resale from time to time.

The following table lists the shareholders and sets forth certain information known to us as of September 1, 2003 regarding the beneficial ownership of common stock of each shareholder that acquired shares in the private placement. Several of these shareholders hold other shares of our common stock which are not included in this Registration Statement. We are unable to determine the exact number of shares that the shareholders will actually sell, if any.

	Shares Owned Prior to this Offering
Name	Number	Percentage (1)
Keefe, Bruyette & Woods, Inc.	75,000	1.7%
Sunova Partners, L.P.	32,400	*
Sunova Offshore Ltd.	57,400	1.3%
Sunova Long Term Opportunity Fund, L.P.	10,200	*
Keefe-Rainbow Offshore Fund, Ltd.	10,000	*
Keefe-Rainbow Partners, L.P.	90,000	2.1%
Banc Fund V L.P.	50,000	1.1%
Banc Fund VI, L.P.	50,000	1.1%
KBW Small Cap Financial Services	38,000	*
DCM Limited	6,000	*
Roslyn Bancorp, Inc.	6,000	*
Bay Pond Partners, L.P.	80,000	1.8%
Bay Pond Investors (Bermuda) L.P.	20,000	*
San Diego Wood Preserving Co. 401K FBO Mark Baker (2)	5,275	*
San Diego Wood Preserving Co. 401K FBO Gerald Baker	10,000	*
Gerald Baker Revocable Trust	4,725	*
Kent N. Baker Revocable Trust	5,000	*
Peter Santrach, IRA	3,200	*
Gary Deems (2)	5,275	*
G. Bruce Dunn (2)	5,275	*
Brad Cotton	19,850	*
Joann M. Dunn & Jeffrey G. Dunn	26,450	*
Michael J. Perdue (3)	17,350	*
Gary Youmans & Carol S. Youmans (2)	1,500	*
Michael Patterson (4)	1,200	*
Jacqueline Patterson	300	*
Investors Mergers & Acquisitions Fund	25,000	*
John W. Hoffee II	15,000	*
George Family Trust	7,500	*
Tim Mills	5,000	*
Beier Family Trust	4,500	*
Kebco Inc.	3,000	*
Wexler Family Trust	15,000	*
James W. Mashburn	3,200	*
R&R Plaster Profit Sharing Plan	3,200	*
Karen Weseloh	3,200	*
Richard McBride	10,000	*

	725,000

(1)	Based upon the number of our shares outstanding on September 1, 2003.
(2)	Messrs. Mark Baker, Gary Deems, G. Bruce Dunn and Gary Youmans are directors of Community Bancorp Inc. and Community National Bank.
(3)	Mr. Michael J. Perdue is president and chief operating officer of Community Bancorp Inc. and Community National Bank and a director of Community National Bank.
(4)	Mr. Michael Patterson is an executive officer of Community National Bank.

*	Less than 1%

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the shareholders. As used in this prospectus, “ shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a shareholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of the prospectus. We will bear all costs, expenses, and fees in connection with the registration of the shares offered by this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders.

Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions):

•	on the Nasdaq National Market,

•	in the over-the-counter market,

•	in negotiated transactions,

•	through put or call options transactions relating to the shares,

•	through short sales of shares,

•	or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices.

These transactions may or may not involve brokers or dealers. The shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the shareholders.

Selling shareholders may effect transactions by selling shares directly to purchasers, or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom the broker-dealers may act as agents, or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

Selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, (the “Securities Act”), and any commissions received by the broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

If we are notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, according to Rule 424(b) under the Act, disclosing:

•	the name of each selling shareholder and of the participating broker-dealers(s),

•	the number of shares involved,

•	the price at which the shares were sold,

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

•	that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.

In addition, if we are notified by a selling shareholder that a donee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, we will file a supplement to this prospectus.

DESCRIPTION OF CAPITAL STOCK

Community Bancorp is authorized by its certificate of incorporation to issue 10,000,000 shares of $0.625 par value common stock and 1,000,000 shares of preferred stock. As of September 1, 2003, 4,360,090 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. Holders of our common stock are entitled to one vote, in person or by proxy, for each share of stock held of record in the shareholder’s name on our books as of the record date on any matter submitted to the vote of the shareholders. Our shares of common stock may be voted cumulatively in connection with the election of directors.

Each of our shares of common stock has the same rights, privileges and preferences as every other share, and will share equally in our net assets upon liquidation or dissolution. Our stock has no preemptive, conversion or redemption rights or sinking fund provisions, and all of the issued and outstanding shares of common stock are fully paid and nonassessable.

Our shareholders are entitled to dividends when, as and if declared by the board of directors out of funds legally available therefore and after satisfaction of the prior rights of holders of outstanding preferred stock, if any (subject to certain restrictions on payment of dividends imposed by the laws of Delaware). The Delaware Corporation Law provides that a corporation may dividend out of any surplus, and, if it has no surplus, out of any net profits for the fiscal year in which the dividend was declared or for the preceding fiscal year (provided that the payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets).

The transfer agent and registrar for our common stock is U.S. Stock Transfer.

In connection with the 1,000,000 shares of preferred stock authorized in the certificate of incorporation, our board of directors has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences.

Anti-Takeover Provisions in Community Bancorp’s Certificate of Incorporation and Bylaws

Community Bancorp’s certificate of incorporation and bylaws contain certain provisions that deal with matters of corporate governance and certain rights of shareholders which might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which individual shareholders may deem to be in their best interest, or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of an incumbent board of directors or management more difficult.

The following description of certain of the provisions of our certificate of incorporation and bylaws is necessarily general, and reference should be made in each case to such documents, which are contained as exhibits to our previous filings with the Securities and Exchange Commission. See “Available Information” to learn how to obtain a copy of these documents.

Directors.    Certain provisions of the certificate of incorporation and bylaws will impede changes in majority control of the board of directors. Our certificate of incorporation and/or bylaws provides that:

•	our board is divided into three classes so that approximately one-third of the total number of directors are elected each year. This “classified” board of directors is intended to provide for continuity of the board of directors and to make it more difficult and time consuming for a shareholder group to use its voting power to gain control of the board of directors without consent of the incumbent board of directors.

•	the size of the board of directors may be increased or decreased only by a majority vote of the whole board;

•	any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office;

•	a director, in general, may only be removed by the affirmative vote of a majority of the shares eligible to vote; and

•	a procedure for the nomination of directors.

Restrictions on Call of Special Meetings.    The certificate of incorporation provides that a special meeting of shareholders may be called only by the board of directors, the President or by holders of 25% or more of our voting stock.

Action Without a Meeting of Shareholders.    The certificate of incorporation provides that shareholders may not consent in writing, without a meeting, to the taking of any action unless all shareholders consent.

Procedures for Certain Business Combinations.    The certificate of incorporation requires that certain business combinations (such as mergers or the sale of substantial assets, including the stock of a subsidiary) involving Community Bancorp either (i) be approved by a vote of not less than 66 2/3% of all outstanding voting shares of Community Bancorp, or (ii) be approved by not less than 66 2/3% of the board of directors and a majority of the outstanding voting shares.

Amendment to Certificate of Incorporation and Bylaws.    Amendment to the provisions relating to “business combinations” in the certificate of incorporation requires the approval of not less than 66 2/3% of the outstanding shares.

Authorized Shares.    Community Bancorp’s certificate of incorporation authorizes the issuance of 10,000,000 shares of common stock and 1,000,000 shares of preferred stock. The shares of common stock and preferred stock were authorized to provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of Community Bancorp. As a result of the ability to fix voting rights for a series of preferred stock and to issue additional shares of common stock, the board has the power to issue stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Community Bancorp, and thereby allow members of management to retain their positions.

Purpose and Takeover Defensive Effects of Community Bancorp’s Certificate of Incorporation and Bylaws

Our board believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its board of directors. The board of directors believes these provisions are in the best interest of Community Bancorp and its shareholders. In the judgment of the board of directors, our board will be in the best position to determine the true value of Community Bancorp and to negotiate more effectively for terms that will be in the best interest of its shareholders. Accordingly, the board of directors believes that it is in the best interest of Community Bancorp and its shareholders to encourage a potential acquirer to negotiate directly with the board of directors, and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Community Bancorp and otherwise in the best interest of all shareholders.

Attempts to acquire control of financial institutions have become relatively common. Takeover attempts which have not been negotiated with and approved by the board of directors present to shareholders the risks of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for Community Bancorp and its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Community Bancorp’s assets.

An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it to incur great expense. Although a tender offer or other takeover attempt may be made at a price substantially above the current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining shareholders. The concentration of control which could result from a tender offer or other takeover attempt could also deprive Community Bancorp’s remaining shareholders of benefits of certain protective provisions of the Securities Exchange Act of 1934, if the number of beneficial owners became less than the 300, thereby allowing for Exchange Act deregistration.

Despite the belief of Community Bancorp as to the benefits to shareholders of these provisions of Community Bancorp’s certificate of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by Community Bancorp’s board of directors, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of Community Bancorp’s board of directors and management more difficult. The board of directors of Community Bancorp, however, has concluded that the potential benefits outweigh the possible disadvantages.

LEGAL MATTERS

The law firm of Reitner & Stuart will give an opinion on the legality of the shares for the purpose of this offering. As of the date of this document, lawyers at Reitner & Stuart owned an aggregate of approximately 7,600 shares of our common stock.

EXPERTS

The consolidated balance sheets of Community Bancorp Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002, incorporated in this prospectus by reference from Community Bancorp Inc.’s Annual Report on Form 10K for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our public filings are also available to the public from the Commission’s Website at “http://www.sec.gov.”

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

•	Our Annual Report on Form 10-K, for the fiscal year ended December 31, 2002, except for Part II, Items 6, 7, 7A and 8.

•	Our Current Reports on Form 8-K filed on June 27, August 8 and August 18, 2003.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 2003.

You may request a copy of these filings, at no cost, by writing to the Corporate Secretary, Community Bancorp Inc., 900 Canterbury Place, Suite 300, Escondido, California 92025, or by calling (760) 432-1100.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

Certain statements contained in this prospectus and the documents incorporated by reference herein, including, without limitation, statements containing the words “believes”, “anticipates”, “intends”, “expects”, and words of similar import, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Community to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which Community operates, demographic changes, competition, fluctuations in interest rates, changes in business strategy or development plans, changes in governmental regulation, credit quality, the availability of capital to fund the expansion of Community’s business, and other risk factors referenced in this prospectus. The factors set forth under “Risk Factors” and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. Community disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The estimated expenses to be paid by Community Bancorp Inc. in connection with the distribution of the securities being registered are as follows:

Securities and Exchange Commission filing fee	$1,058
Accounting fees and expenses	$5,000
Printing expenses	$10,000
Legal fees and expenses	$27,000
Miscellaneous expenses	$2,000

Total	$45,058

Item 15.    Indemnification of Directors and Officers.

Community Bancorp Inc.

Community Bancorp’s bylaws provide for indemnification of its officers, directors, employees and agents to the fullest extent permitted by Delaware law. Community Bancorp’s Certificate of Incorporation also contains a provision, consistent with Delaware law, reducing or eliminating director liability in certain circumstances.

Section 145 of the Delaware Corporation Law provides that corporations may indemnify an individual made a party to any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative or investigative, because the individual is or was a director, officer, employee or agent of the corporation, against liability incurred in the proceeding if the person acted in good faith and reasonably believed his conduct was in the corporation’s best interest or was not opposed to the corporation’s best interest.

Section 145(c) further provides that a corporation shall indemnify an individual who was fully successful on the merits or otherwise in any proceeding to which the director or officer was a party because the individual was or is a director or officer of the corporation, for reasonable expenses incurred by the director in connection with the proceeding. Section 145(g) provides that a corporation may purchase and maintain insurance on behalf of the corporation or who, while a director, officer, employee or agent of the corporation is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against or incurred by the individual in that capacity or arising from the individual status as a director, officer, employee or agent.

Community National Bank

Pursuant to the regulations of the Comptroller of the Currency, a national bank may only make or agree to make indemnification payments to an institution-affiliated party with respect to any administrative proceeding or civil action initiated by any Federal banking agency that are reasonable and consistent with the requirements of 12 USC 1828(k) and the implementing regulation thereunder. In connection with administrative proceedings or civil actions not initiated by a Federal banking agency, a national bank may indemnify an institution-affiliated party for damages and expenses, including the advancement of expenses and legal fees, in accordance with the law of the state in which the main office of the bank is located, the law of the state in which the bank’s holding company, if any, is incorporated or the relevant provisions of the Model Business Corporation Act or the Delaware General Corporations Law, provided such payments are consistent with safe and sound banking practices. The Bank has selected California as the model for its indemnification provisions.

The California General Corporation Law (the “CGCL”) provides a detailed statutory framework covering limitation of liability of directors in certain instances and indemnification of any officer or other agent of a corporation who is made or threatened to be made a party to any legal proceeding by reason of his or her services on behalf of such corporation.

With respect to limitation of liability, the CGCL permits a California corporation to adopt a provision in its articles of incorporation reducing or eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the fiduciary duty of care, provided that such liability does not arise from certain proscribed conduct (including intentional misconduct and breach of duty of loyalty). The CGCL in this regard relates only to actions brought by shareholders on behalf of the corporation (i.e., “derivative actions”) and does not apply to claims brought by outside parties.

With respect to indemnification, the CGCL provides that to the extent any officer, director or other agent of a corporation is successful “on the merits” in defense of any legal proceeding to which such person is a party or is threatened to be made a party by reason of his or her service on behalf of such corporation or in defense of any claim, issue, or matter therein, such agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, but does not require indemnification in any other circumstance. The CGCL also provides that a corporation may indemnify any agent of the corporation, including officers and directors, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in a third party proceeding against such person by reason of his or her services on behalf of the corporation, provided the person acted in good faith and in a manner he or she reasonably believed to be in the best interests of such corporation. The CGCL further provides that in derivative suits a corporation may indemnify such a person against expenses incurred in such a proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and its shareholders. Indemnification is not available in derivative actions (i) for amounts paid or expenses incurred in connection with a matter that is settled or otherwise disposed of without court approval or (ii) with respect to matters for which the agent shall have been adjudged to be liable to the corporation unless the court shall determine that such person is entitled to indemnification.

The CGCL permits the advancing of expenses incurred in defending any proceeding against a corporate agent by reason of his or her service on behalf of the corporation upon the giving of a promise to repay any such sums in the event it is later determined that such person is not entitled to be indemnified. Finally, the CGCL provides that the indemnification provided by the statute is not exclusive of other rights to which those seeking indemnification may be entitled, by bylaw, agreement or otherwise, to the extent additional rights are authorized in a corporation’s articles of incorporation. The law further permits a corporation to procure insurance on behalf of its directors, officers and agents against any liability incurred by any such individual, even if a corporation would not otherwise have the power under applicable law to indemnify the director, officer or agent for such expenses.

The Articles of Association and Bylaws of the Bank implement the applicable statutory framework by limiting the personal liability of directors for monetary damages for a breach of a director’s fiduciary duty of care and making indemnification mandatory in those situations where it is merely permissible under the CGCL. The Bank’s Articles of Association, pursuant to the applicable provisions of the CGCL, also include a provision allowing the Bank to include in agreements between the Bank and its directors, officers and other agents, provisions expanding the scope of indemnification not inconsistent with the spirit of the Articles.

The Bylaws of the Bank have been amended to provided for mandatory indemnification in certain instances.

Directors’ and Officers’ Liability Insurance

The Bank presently maintains a policy of directors’ and officers’ liability insurance.

Item 16.    Exhibits and Financial Statement Schedules.

a.    Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit No.	Description

4.1	Form of Registration Rights Agreement

5.1	Opinion of Reitner & Stuart as to the legality of the securities being registered.

23.1	Consent of Reitner & Stuart (included in Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP

24.1	Power of Attorney (included on page II-6).

Item 17.    Undertakings.

(a)    The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Community Bancorp Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Escondido, State of California, on August 27, 2003.

COMMUNITY BANCORP INC.

By: /s/ Thomas E. Swanson

Thomas E. Swanson

Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Community Bancorp Inc., do hereby severally constitute and appoint Thomas E. Swanson, Michael J. Perdue and L. Bruce Mills Jr. and each of them singly, our true and lawful attorneys and agents, to do any and all things and acts in our names in the capacities indicated below and to execute any and all instruments for us and in our names in the capacities indicated below which said persons, or either of them, may deem necessary or advisable to enable Community Bancorp Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the offering contemplated by this Registration Statement on Form S-3, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below and any and all amendments, including post-effective amendments to this registration statement and any Rule 462(b) Registration Statement or amendments thereto; and we hereby ratify and confirm all that said persons, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GARY W. DEEMS Gary W. Deems	Chairman of the Board	August 27, 2003

/s/ MARK N. BAKER Mark N. Baker	Director	August 27, 2003

/s/ G. BRUCE DUNN G. Bruce Dunn	Director	August 27, 2003

/s/ C. GRANGER HAUGH C. Granger Haugh	Director	August 27, 2003

/s/ ROBERT H.S. KIRKPATRICK Robert H.S. Kirkpatrick	Director	August 27, 2003

/s/ L. BRUCE MILLS, JR. L. Bruce Mills, Jr.	Senior Vice President and Chief Financial Officer	August 27, 2003

/s/ PHILIP D. OBERHANSLEY Philip D. Oberhansley	Director	August 27, 2003

/s/ MICHAEL J. PERDUE Michael J. Perdue	President and Chief Operating Officer	August 27, 2003

/s/ COREY A. SEALE Corey A. Seale	Director	August 27, 2003

/s/ THOMAS E. SWANSON Thomas E. Swanson	Director, Chief Executive Officer	August 27, 2003

/s/ GARY M. YOUMANS Gary M. Youmans	Director	August 27, 2003

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Registration Rights Agreement

5.1	Opinion of Reitner & Stuart as to the legality of the securities being registered.

23.1	Consent of Reitner & Stuart (included in Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP

24.1	Power of Attorney (included on page II-6).